INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

November 28,2002

Special cou
US Securiti
Commission
Division of
Security & E[illegible] Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549

Dear Sirs or Mâdam:

<u>Re: 12g3-2(b) Exemption No. 82-2635</u>

Enclosed herewith please find the following documents for filing with our records:

- Copy of June 30/02 Quarterly Report, in duplicate;
- Copy of september 30/02 Quarterly Report in duplicate,

- Copies, in duplicate, of news releases dated: May 27/02; June 13/02; July 17/02; July 24/02:July 30/02:Sept.20/02: Sept.20/02;

-Copy of Agreement to acquire Tabaco Property, Chile, in duplicate; with summary report;
-Copy of Agreement to acquire Zulema property,Chile, in duplicate - letter proposal-(formal agreement signed but not enclosed as it it very bulky), with summary report.

Trusting that you will find everything in order,

Yours truly,
INTERNATIONAL PBX VENTURES LTD.

Verna Wilson
Director

Encl (2 packages)

Tabaco Property Summary

Exploration Targets

- ***20 – 50 million tonne oxide copper deposit***
- ***200 – 500 million tonne copper – gold porphyry deposit***

Introduction

The Tabaco property, consisting of ~~five~~ Four exploitation claims and seven exploration claims totaling approx. 2300 hectares, is located in the Chilean pre-cordillera approx. 80 km east of Vallenar, 8 km south of Outokumpu's Relincho porphyry copper porphyry deposit (180 million tonnes grading 0.75% Cu +/-Au) and 36 km southwest of Noranda/Metallica La Fortuna copper-gold porphyry deposit (Sept.5, 2002 resource estimate 340 million tonnes grading 0.67% Cu +0.53 gpt Au).

Ownership

The seven exploration claims are owned 100% by Minera IPBX Limitada, the Chilean exploration arm of International PBX Ventures Limited. The five exploitation claims are owned by J. Pora and associates and are subject to an option to purchase agreement with Minera IPBX Limitada.

Geology and Mineralisation

The property covers a system of generally northeast-southwest trending faults and associated stockworks that disrupt an anticlinal arch formed in calc-silicate hornfelsed and skarned late Cretaceous volcanics and sediments. This fault system has apparently acted as a plumbing system for hydrothermal alteration, copper-silver-gold-molybdenum mineralisation and associated quartz diorite dykes. A zone of irregular massive and lenticular orebodies and veins at least 2000 metres in length and over 600 metres in width is known from old workings and outcrops along this fault system. Mineralisation at surface and in the old workings consists of the oxidised copper minerals chrysocolla, malachite, atacamite, copper wad and cupferous iron and manganese oxides. In the lower levels of the main vein, below 80 metres, sooty chalcosite, minor covelite and bornite were encountered possibly indicating the start of a secondary sulphide enrichment zone.

History

This area is known to have been worked for silver and gold as far back as the late 1800's with copper being high graded in the 1930's through to about the late 1960's. Ore being taken from the Tabaco District and especially the Carmen (Tabaco) Mine veins was reported to run over 25% Cu, up to 12,500 gpt Ag and from 1.5 to 30 gpt Au. Extensive workings in the center of the vein area extracted high grade oxide ore to depths of 90 metres. The amount of material mined during these periods is not known but is estimated to be in the order of 5,000 tonnes.

In 1964-1966 Minera Metalmine Ltda drilled 56 percussion holes to a maximum depth of 76 metres (Table 1) to evaluate the main zone of workings for leachable open pit minable copper. This drilling identified an at surface open pit mineable copper oxide resource in the order of 18 million tonnes grading 1% soluble copper to a vertical depth of 30 metres. This reserve is confined to the drilled area and covers only 750 metres of the known 2000 metre strike of the

mineralised zone. A secondary chalcosite +/- covellite sulphide zone appears to have been encountered on some of the lower elevation drill holes but was apparently never evaluated.

The property was abandoned in the early 1970's and remained vacant for more than ten years until acquired by the present owners. Detailed surveys of the old mine dumps in 1990-91 by the present owners proved up a resource of 25,000 tonnes grading 2.3% copper with samples of the workings returning values from 2.5%-26% Cu, 60-2500 gpt Ag and 1-25 gpt Au.

Under option in 1992-93 Blue Ridge Resources Inc. Houston, Texas conducted geologic mapping, rock and soil geochemical sampling over the previously drilled area and based on these and the Metalmine drill results calculated a proven reserve to 25m depth of 7.3 million tonnes grading 1% sol. Cu plus a probable reserve of 13.2 million tonnes of similar grade. Sampling across the main veins by Blue Ridge gave high precious metal values from 900-2600 gpt Ag and 1-30 gpt Au.

Potential

The Tabaco Property appears to posses an over all geological setting, alteration and ore mineralogy generally similar to that at the two neighboring porphyry deposits. A surface oxide copper resource of about 20 million tonnes grading 1% Cu has been defined by prior drilling within only 25% of the know area of surface mineralisation and to a depth of only 25 metres. All drill holes within the zone were stopped in oxide copper mineralisation or the start of secondary sulphide mineralisation. The future economic potential of this property however not only lies with doubling or tripling the size of this oxide resource but also the presence of an underling copper-gold porphyry deposit with potential size in the order of 200-500 million tonnes.

Terence Walker M.Sc. P.Geo.
Consulting Geologist.
September, 2002

Minera IPBX Limitada
O'Higgins 676 of. 02
Copiapo
Chile

Fono/Fax (52) 219 440

May 29, 2002

Srs. John Andrew Pora and Alejandro Gonzalez Rivera.

Re: Tabaco Property.

Attached is an offer to option and subsequently purchase the Tabaco property claims; Primavera 1-51, Anicillo 1-10, Conquista 1-10 and El Aguada 1-5.

Offer to Option an Purchase Tabaco Property:

1. A total option payments will be US$ 100,000 to be paid over 2 years as follow:

Option Payment Schedule:

	US$ Cash.	
On signing Formal Contract	10,000	Oct 15/02
@ 03 month anniversary of F.C.	15,000	Jan 15/03
@ 06 month anniversary of F.C.	25,000	July 15/03
@ 12 month anniversary of F.C.	25,000	Jan 15/04
@ 18 month anniversary of F.C.	25,000	
Total Option Payments:	*US$ 100,000*	

2. At the completion of the two year option period i.e. on the 24 month anniversary of the F.C., Minera IPBX Ltda will have the right to purchase 100% of the said property for a total purchase price of US$ 2,000,000 payable over two years as follows:

Purchase Payment Schedule:

	US$ Cash.	
@ 24 month anniversary of F.C.	500,000	July 15/04
@ 36 month anniversary of F.C.	750,000	" 15/05
@ 48 month anniversary of F.C.	750,000	" 15/06
Total Purchase Payments:	*US$ 2,000,000*	

3. During the two year option term Minera IPBX Limitada would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract; US$ 500,000
By the end of the second year after signing the formal contract; US$ 1,500,000

Anticipated work during this period would involve re-mapping, geochemical, geophysical and topographic surveys, access upgrading, detailed drilling programs, metallurgical and economic viability studies.

4. Minera IPBX Ltda will pay all relevant taxes to maintain the claims in good standing but will however have the right to terminate the this agreement on at least 30 days written notice prior to any up coming payment due date. All information generated by Minera IPBX Ltda's work programs prior to termination of the agreement will be supplied to you within 60 days of the termination date. If termination is exercised the subject claims will be returned to the owns free and clean of debts, back taxes and requirements under Chilean law.

5. Minera IPBX Ltda will have the right to transfer all or part of the agreement to a third party with the provisory that Minera IPBX Ltda warrants that said third party honors all the terms and covenants of the agreement.

6. Signing of a formal contract will be contingent upon Minera IPBX Limitada being granted a 30 day due diligence period to complete its data reviews and to confirm the legal status and validity of all the mineral claims comprising the Tabaco Property.

7. Minera IPBX will be responsible the preparation and all costs including legal fees necessary to produce the formal contract.

Terence Walker

Gerente General
Minera IPBX Limitada.

Zulema Property Summary

Exploration Target

- ***Candelaria type Copper-gold porphyry***

Introduction

Cesar and partner's Zulema property, consisting of 10 pedimentos and 3 mensura claims totaling approx. 3600 he., is located 30 km south of Copiapo and 15 km west of the Pan-American Highway. Regionally the property is located within the Atacama Fault Zone in an area of interfingering Bandurias Fm. andesitic volcanics and limy sediments. The Coast Range granodiorite-diorite batholith lies 1 km to the east and north. This geolgicall setting is similar to that at PD's Candelaria Mine 40 km to the NE.

Ownership

The property is owned 100% by Soc. Contractual Minera Pinuno a private entity owned by Cesar Lopez and

Geology and Mineralisation

Most of the property covers a sand plain of approx. 400 m mean elevation punctuated by two low NE trending ridges (to 550 m el.) in the SW, central and NE quadrants of the property. These ridges are also mostly sand covered but the few scattered outcrops that do exist consist of epidote and pyroxene-garnet skarned porphritic andesite and granodiorite to diorite intrusives. Prior sampling of the skarns by RTZ and others indicate copper and gold mineralisation grading 0.5-1% Cu with 0.2-0.9gpt gold. Personally I saw only tr. - 1% disseminated pyrite and 1-3% magnetite. A NE trending structure zone occurs along the SE flank of these ridges and is the site of ten or more high-grade Cu-Au 'vein' mines.

The two principle mines, Restauradora and Yurimbi, which have been worked along 100 metres or more of strike and 50 metres or more depth occur along the flank of the SW ridge and indicate that the mineralisation, green copper oxides, chalcocite and bornite after primary chalcopyrite-pyrite occurs as disseminations, patches and veins within and flanking a series of sericite-clay altered quartz porphyry intrusives. These dyke like bodies appear to intrude along the NE structure which at this point cuts mainly strongly biotised and foliated shaley sediments and limestones. Mineralisation appears to bleed out into these rocks along sub-parallel fractures and acute angle splays to produce a mineralised zone some 30-50 metres wide.

History

Prior 1 km line spaced I.P. and magnetic surveys by RTZ and others covering most of the claim block indicate that the SW ridge is underlain by a 4.5 x 1.5 NE elongate magnetic high which appears to be partly coincident with and flanked to the SE by a similar trending combined chargeability/resistivity high. This mag/IP anomaly is also said to be similar to the Candelaria deposit signature in both size and intensity.

Potential

A number of independent geologists and major company (PG., Cominco-Teck, BHP) have examined the property in recent months and all concur that excellent potential exists here for the occurrence of a Canderlaria type copper-gold deposit.

Terence Walker M.Sc. P.Geo.
Consulting Geologist
September 19, 2002

Zulema Property Summary

Exploration Target

- *Candelaria type Copper-gold porphyry*

Introduction

Cesar and partner's Zulema property, consisting of 10 pedimentos and 3 mensura claims totaling approx. 3600 he., is located 30 km south of Copiapo and 15 km west of the Pan-American Highway. Regionally the property is located within the Atacama Fault Zone in an area of interfingering Bandurias Fm. andesitic volcanics and limy sediments. The Coast Range granodiorite-diorite batholith lies 1 km to the east and north. This geolgicall setting is similar to that at PD's Candelaria Mine 40 km to the NE.

Ownership

The property is owned 100% by Soc. Contractual Minera Pinuno a private entity owned by Cesar Lopez and

Geology and Mineralisation

Most of the property covers a sand plain of approx. 400 m mean elevation punctuated by two low NE trending ridges (to 550 m el.) in the SW, central and NE quadrants of the property. These ridges are also mostly sand covered but the few scattered outcrops that do exist consist of epidote and pyroxene-garnet skarned porphritic andesite and granodiorite to diorite intrusives. Prior sampling of the skarns by RTZ and others indicate copper and gold mineralisation grading 0.5-1% Cu with 0.2-0.9gpt gold. Personally I saw only tr. - 1% disseminated pyrite and 1-3% magnetite. A NE trending structure zone occurs along the SE flank of these ridges and is the site of ten or more high-grade Cu-Au 'vein' mines.

The two principle mines, Restauradora and Yurimbi, which have been worked along 100 metres or more of strike and 50 metres or more depth occur along the flank of the SW ridge and indicate that the mineralisation, green copper oxides, chalcocite and bornite after primary chalcopyrite-pyrite occurs as disseminations, patches and veins within and flanking a series of sericite-clay altered quartz porphyry intrusives. These dyke like bodies appear to intrude along the NE structure which at this point cuts mainly strongly biotised and foliated shaley sediments and limestones. Mineralisation appears to bleed out into these rocks along sub-parallel fractures and acute angle splays to produce a mineralised zone some 30-50 metres wide.

History

Prior 1 km line spaced I.P. and magnetic surveys by RTZ and others covering most of the claim block indicate that the SW ridge is underlain by a 4.5 x 1.5 NE elongate magnetic high which appears to be partly coincident with and flanked to the SE by a similar trending combined chargeability/resistivity high. This mag/IP anomaly is also said to be similar to the Candelaria deposit signature in both size and intensity.

Potential

A number of independent geologists and major company (PG., Cominco-Teck, BHP) have examined the property in recent months and all concur that excellent potential exists here for the occurrence of a Canderlaria type copper-gold deposit.

Terence Walker M.Sc. P.Geo.
Consulting Geologist
September 19, 2002

LETTER OF INTENT AND EXCLUSIVITY

FIRST. This letter of intent is made and entered into effective as of the 18th day of September, 2002, between International PBX Ventures Ltd., a company incorporated according to the laws of British Columbia, (hereinafter referred to as "IPBX" or "Buyer") domiciled for these purposes at Suite 608 – 475 Howe St., Vancouver, British Columbia, V6C2B3; Mr. César A. López, on behalf of Sociedad Contractual Minera Piñuño (hereinafter referred to as "Sellers"), domiciled for these purposes at Ebro 2773, Las Condes, Santiago, Chile.

SECOND. a) The Sellers own the following exploitation and exploration mining concessions located in the Copayapu Mining District, Sierra Piñuño, Province of Copiapó, Third Region of Atacama, Chile:

I.- Exploitation Mining Concessions

i- Zulema 1, 1 to 20, whose survey minutes and final award are registered on page 91 number 27, Registry of Property, Registrar of Mines of Copiapó of year 2000.

ii- Zulema 2, 1 to 20 whose survey minutes and final award are registered on page 96 number 28, Registry of Property, Registrar of Mines of Copiapó of year 2000.

iii- Zulema 3, 1 to 20, whose survey minutes and final are registered on the reverse side of page 101 number 29, Registry of Property, Registrar of Mines of Copiapó of year 2000.

II.- Exploration Mining Concessions

i- Batatazo 1, registered on page 1058 number 901, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

ii- Batatazo 2, registered on page 1059 number 902, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

iii- Batatazo 3, registered on page 1060 number 903, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

iv- Batatazo 4, registered on page 1061 number 904, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

v- Batatazo 5, registered on page 1062 number 905, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

vi- Batatazo 6, registered on page 1063 number 906, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

vii- Batatazo 7, registered on page 1064 number 907, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

viii- Batatazo 8, registered on page 1065 number 908, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

ix- Batatazo 9, registered on page 1066 number 909, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

x- Batatazo 10, registered on page 1067 number 910, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

xi- Batatazo 13, registered on page 1766 number 1503, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

b) It is the intention of the parties to complete an option to purchase agreement for a period of 48 months by which Sellers will irrevocably grant the right and exclusive option to IPBX. Upon completion of such period and provided that IPBX makes all the payments established in letters i) to vi) the agreement shall then automatically become a purchase/sale contract and IPBX or its Chilean subsidiary, shall be the owner of the properties subject only to the royalty described above.

THIRD. a) The entire and total amount of the option/sale is US$ 2,000,000.00 payable as follows:

i) On signing of Letter of Intent	US$20,000
ii) 120 days from Letter of Intent or upon signing of a formal agreement, whichever is later	US$20,000 +100,000 shares of IPBX
iii)12 months from formal agreement	US$60,000 +100,000 shares of IPBX
iv) 24 months	US$200,000 +100,000 shares of IPBX
v). 36 months	US$300,000 +100,000 shares of IPBX
vi) 48 months	US$1.400.000
Total	**US$2,000,000**

Total Shares of IPBX **400,000**

b) In addition to the purchase price stated hereinabove, the Buyer will pay annually to the Sellers an amount equivalent to 1% of the net smelter return obtained by the beneficiary or its assignee as a result of the exploitation of any of the properties which are acquired with a cap of US$2,500,000.00.

c) IPBX will apply for 500,000 performance shares to be awarded the Sellers in the event of an economic feasibility study being completed.

d) The installments stated hereinabove shall be paid in US Dollars.

During the term of the option/sale contract, the Buyer is obligated to pay the license fees (taxes) or "patentes mineras" of the Sellers' properties listed in I and II) of Second Clause.

FOURTH. It is the intention of the parties to complete the referred option/sale contract within 120 days from this date, to which effect, the Sellers shall provide all of the documentation that the beneficiary or its attorneys require for the formalization of said contract and the title studies of the respective mining properties. During this period, IPBX will complete its data reviews and will confirm the legal status and validity of all mineral claims comprising the Zulema-Batatazo

Prospect, described in the Second Clause of this Letter of Intent. Upon successful completion of the Buyer's due diligence, Buyer must sign and execute the option/sale contract.

Finally, during this period, Sellers may not negotiate nor offer up for sale the mining properties listed hereinabove.

FIFTH. The option/sale contract will contain other standard clauses of a general nature, such as the right to transfer and/or assignment of rights derived from the option to purchase contract, the guarantees constituted to the Buyer and Seller for the mining properties, an arbitration clause, the representatives of the parties and the manner in which parties shall communicate and give notice with and to each other.

SIXTH. The cumulative minimum work commitment is set out as follows:
a) Within 12 months of the signing of a formal agreement US$100,000
b) Within 24 months of the signing of a formal agreement US$250,000
c) Within 36 months of the signing of a formal agreement US$400,000

SEVENTH. This agreement is subject to regulatory approval of the TSX Venture Exchange.

IN WITNESS WHEREOF, the parties enter into this Agreement effective the date first written above at Vancouver, B.C..

Cesar A. Lopez
Sociedad Contractual Minera Piñuño

A. Mudford, Director
International PBX Ventures Ltd.

2393

Tabaco Property Summary

Exploration Targets

- ***20 – 50 million tonne oxide copper deposit***
- ***200 – 500 million tonne copper – gold porphyry deposit***

Introduction

The Tabaco property, consisting of ~~five~~ FOUR exploitation claims and seven exploration claims totaling approx. 2300 hectares, is located in the Chilean pre-cordillera approx. 80 km east of Vallenar, 8 km south of Outokumpu's Relincho porphyry copper porphyry deposit (180 million tonnes grading 0.75% Cu +/-Au) and 36 km southwest of Noranda/Metallica La Fortuna copper-gold porphyry deposit (Sept.5, 2002 resource estimate 340 million tonnes grading 0.67% Cu +0.53 gpt Au).

Ownership

The seven exploration claims are owned 100% by Minera IPBX Limitada, the Chilean exploration arm of International PBX Ventures Limited. The five exploitation claims are owned by J. Pora and associates and are subject to an option to purchase agreement with Minera IPBX Limitada.

Geology and Mineralisation

The property covers a system of generally northeast-southwest trending faults and associated stockworks that disrupt an anticlinal arch formed in calc-silicate hornfelsed and skarned late Cretaceous volcanics and sediments. This fault system has apparently acted as a plumbing system for hydrothermal alteration, copper-silver-gold-molybdenum mineralisation and associated quartz diorite dykes. A zone of irregular massive and lenticular orebodies and veins at least 2000 metres in length and over 600 metres in width is known from old workings and outcrops along this fault system. Mineralisation at surface and in the old workings consists of the oxidised copper minerals chrysocolla, malachite, atacamite, copper wad and cupferous iron and manganese oxides. In the lower levels of the main vein, below 80 metres, sooty chalcosite, minor covelite and bornite were encountered possibly indicating the start of a secondary sulphide enrichment zone.

History

This area is known to have been worked for silver and gold as far back as the late 1800's with copper being high graded in the 1930's through to about the late 1960's. Ore being taken from the Tabaco District and especially the Carmen (Tabaco) Mine veins was reported to run over 25% Cu, up to 12,500 gpt Ag and from 1.5 to 30 gpt Au. Extensive workings in the center of the vein area extracted high grade oxide ore to depths of 90 metres. The amount of material mined during these periods is not known but is estimated to be in the order of 5,000 tonnes.

In 1964-1966 Minera Metalmine Ltda drilled 56 percussion holes to a maximum depth of 76 metres (Table 1) to evaluate the main zone of workings for leachable open pit minable copper. This drilling identified an at surface open pit mineable copper oxide resource in the order of 18 million tonnes grading 1% soluble copper to a vertical depth of 30 metres. This reserve is confined to the drilled area and covers only 750 metres of the known 2000 metre strike of the

mineralised zone. A secondary chalcosite +/- covellite sulphide zone appears to have been encountered on some of the lower elevation drill holes but was apparently never evaluated.

The property was abandoned in the early 1970's and remained vacant for more than ten years until acquired by the present owners. Detailed surveys of the old mine dumps in 1990-91 by the present owners proved up a resource of 25,000 tonnes grading 2.3% copper with samples of the workings returning values from 2.5%-26% Cu, 60-2500 gpt Ag and 1-25 gpt Au.

Under option in 1992-93 Blue Ridge Resources Inc. Houston, Texas conducted geologic mapping, rock and soil geochemical sampling over the previously drilled area and based on these and the Metalmine drill results calculated a proven reserve to 25m depth of 7.3 million tonnes grading 1% sol. Cu plus a probable reserve of 13.2 million tonnes of similar grade. Sampling across the main veins by Blue Ridge gave high precious metal values from 900-2600 gpt Ag and 1-30 gpt Au.

Potential

The Tabaco Property appears to posses an over all geological setting, alteration and ore mineralogy generally similar to that at the two neighboring porphyry deposits. A surface oxide copper resource of about 20 million tonnes grading 1% Cu has been defined by prior drilling within only 25% of the know area of surface mineralisation and to a depth of only 25 metres. All drill holes within the zone were stopped in oxide copper mineralisation or the start of secondary sulphide mineralisation. The future economic potential of this property however not only lies with doubling or tripling the size of this oxide resource but also the presence of an underling copper-gold porphyry deposit with potential size in the order of 200-500 million tonnes.

Terence Walker M.Sc. P.Geo.
Consulting Geologist.
September, 2002

Minera IPBX Limitada
O'Higgins 676 of. 02
Copiapo
Chile

Fono/Fax (52) 219 440

May 29, 2002

Srs. John Andrew Pora and Alejandro Gonzalez Rivera.

Re: Tabaco Property.

Attached is an offer to option and subsequently purchase the Tabaco property claims; Primavera 1-51, Anicillo 1-10, Conquista 1-10 and El Aguada 1-5.

Offer to Option an Purchase Tabaco Property:

1. A total option payments will be US$ 100,000 to be paid over 2 years as follow:

Option Payment Schedule:

	US$ Cash.	
On signing Formal Contract	10,000	Oct 15/02
@ 03 month anniversary of F.C.	15,000	Jan 15/03
@ 06 month anniversary of F.C.	25,000	July 15/03
@ 12 month anniversary of F.C.	25,000	Jan 15/04
@ 18 month anniversary of F.C.	25,000	
Total Option Payments:	*US$ 100,000*	

2. At the completion of the two year option period i.e. on the 24 month anniversary of the F.C., Minera IPBX Ltda will have the right to purchase 100% of the said property for a total purchase price of US$ 2,000,000 payable over two years as follows:

Purchase Payment Schedule:

	US$ Cash.	
@ 24 month anniversary of F.C.	500,000	July 15/04
@ 36 month anniversary of F.C.	750,000	Jul 15/05
@ 48 month anniversary of F.C.	750,000	" 15/06
Total Purchase Payments:	*US$ 2,000,000*	

3. During the two year option term Minera IPBX Limitada would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract; US$ 500,000
By the end of the second year after signing the formal contract; US$ 1,500,000

Anticipated work during this period would involve re-mapping, geochemical, geophysical and topographic surveys, access upgrading, detailed drilling programs, metallurgical and economic viability studies.

4. Minera IPBX Ltda will pay all relevant taxes to maintain the claims in good standing but will however have the right to terminate the this agreement on at least 30 days written notice prior to any up coming payment due date. All information generated by Minera IPBX Ltda's work programs prior to termination of the agreement will be supplied to you within 60 days of the termination date. If termination is exercised the subject claims will be returned to the owns free and clean of debts, back taxes and requirements under Chilean law.

5. Minera IPBX Ltda will have the right to transfer all or part of the agreement to a third party with the provisory that Minera IPBX Ltda warrants that said third party honors all the terms and covenants of the agreement.

6. Signing of a formal contract will be contingent upon Minera IPBX Limitada being granted a 30 day due diligence period to complete its data reviews and to confirm the legal status and validity of all the mineral claims comprising the Tabaco Property.

7. Minera IPBX will be responsible the preparation and all costs including legal fees necessary to produce the formal contract.

Terence Walker

Gerente General
Minera IPBX Limitada.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

FILE NO. 82-2635

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principa purposes from a financing to actual expenditures made durin the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (YY MM DD)
INTERNATIONAL PBX VENTURES LTD.	June 30/02	02 08 20

ISSUER ADDRESS
608-475 Howe St,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	V.C.	V6C 2B3	604-681-0568	604-681-7748

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbxvent@axionet.com	www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY MM DD)
Verna Wilson	VERNA WILSON	02 08 20
G. Medford	GARY MEDFORD	02 08 20

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(UNAUDITED- See Notice to Reader)

Randall Yip
Chartered Accountant

RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2002 and the consolidated statements of operations and deficit for the six months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Randall Yip

Vancouver, Canada
August 15, 2002

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED- See Notice to Reader)

	June 30, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 46,611	$ 1,091
Accounts receivable	1,258	1,841
Prepaid expenses and deposits	611	611
	48,480	3,543
Capital Assets (Note 3)	6,028	1,839
Mineral Interests (Note 4)	1,770,027	1,703,627
	$ 1,824,535	$ 1,709,009
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 29,468	$ 18,553
Directors' loans	174,800	21,250
Amounts owing to a former director (Note 6)	95,855	95,855
	300,123	135,658
Shareholders' Equity		
Share Capital (Note 5)	6,429,308	6,424,108
Deficit	(4,904,896)	(4,850,757)
	1,524,412	1,573,351
	$ 1,824,535	$ 1,709,009

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED- See Notice to Reader)

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Administrative Expenses				
Administration fees	$ 5,000	$ 7,500	$ 5,000	$ 15,000
Amortization	138	112	250	224
Interest and bank charges	308	107	407	35
Investor relations	18,484	8,449	26,915	16,105
Office, telephone, rent and secretarial	2,160	4,039	7,536	8,616
Professional fees	3,341	106	4,931	106
Transfer agent and regulatory	2,030	3,858	5,123	5,091
Travel and promotion	287	284	4,967	453
Net loss	(31,748)	(24,455)	(54,139)	(45,630)
Deficit, beginning of period	(4,873,148)	(4,779,728)	(4,850,757)	(4,758,553)
Deficit at end of period	$ (4,904,896)	$ (4,804,183)	$ (4,904,896)	$ (4,804,183)

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED- See Notice to Reader)

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash flow from operating activities				
Net Loss	$ (31,748)	$ (24,455)	$ (54,139)	$ (45,630)
Amortization	215	187	403	375
	(31,533)	(24,268)	(53,736)	(45,255)
Change in non-cash working capital				
Current assets	7,181	(505)	583	(560)
Current liabilities	4,492	2,049	10,915	24,690
	(19,860)	(22,724)	(42,238)	(21,125)
Cash flow from financing activities				
Loan from director	81,250	30,620	153,550	57,620
Shares issued	-	-	5,200	-
	81,250	30,620	158,750	57,620
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(28,247)	(29,240)	(66,400)	(45,508)
Acquisition of capital assets	(4,592)	-	(4,592)	-
	(32,839)	(29,240)	(70,992)	(45,508)
Increase (decrease) in cash and cash equivalents	28,551	(21,344)	45,520	(9,013)
Cash and cash equivalents at beginning of period	18,060	22,514	1,091	10,183
Cash and cash equivalents at end of period	$ 46,611	$ 1,170	$ 46,611	$ 1,170

See Notes to the Financial Statements

1. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[d] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	June 30 2002			December 31 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and Office Equipment	$ 9,284	$ 3,256	$ 6,028	$ 1,839

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain.

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly owned subsidiary.

A formal agreement will be entered into by December 31, 2002 after further due diligence is performed by Aldershot.

In a news release dated May 1, 2002 the Company has announced that it has entered into a joint venture agreement with a private financial company in which a "public company" (to be designated) will spend $US 3,000,000 over 3 years to acquire an 80% interest in eight gold concessions of its Tierra de Oro property in Chile. The company will retain a 20% carried interest and will also receive $US 100,000 in cash and 400,000 shares of the public company in stages over the life of the agreement.

The public company is committed to spending $US 300,000 in the first year of the agreement and must continue to spend $600,000 in the first year to earn a 25% interest.

The company has received $US 5,000 on signing and will receive $US 15,000 and 100,000 shares of the public company upon signing a formal agreement within a due diligence period of 60 days.

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [f] below for capitalized costs.

4. Mineral Interests (continued)

[c] Sierra Pantada, Chile

In April, the company acquired four pedimentos by staking and in May enlarged the pedimentos by staking from 900 hectares to 3300 hectares or 14 pedimentos.

[d] Tabaco Property, Chile

The company has entered into a letter of agreement dated May 29, 2002 to option and then purchase 75 claims. The option payments will be US$ 100,000 to be paid over two years as follows:

	US$
On signing Formal Contract (FC)	10,000
03 month anniversary of F.C.	15,000
06 month anniversary of F.C.	25,000
12 month anniversary of F.C.	25,000
18 month anniversary of F.C.	25,000
	100,000

At the completion of the two year option period the company will have the right to purchase 100% of the property for a total purchase price of US$ 2,000,0000 payable over two years as follows:

	US$
24 month anniversary of F.C.	500,000
36 month anniversary of F.C.	750,000
48 month anniversary of F.C.	750,000
	2,000,000

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract US $ 500,000
By the end of the second year after signing the formal contract US $ 1,500,000

The formal agreement was signed July 15, 2002

[e] Quebec, Canada – Otish Mountain Claims

The Company has entered into an agreement to purchase 50 claims located in Quebec for $30,000 cash.

Amounts paid to June 30, 2002 $30,000

The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

4. Mineral Interests (continued)

[f] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(i) Tierra De Oro Project – Chile			
Exploration Expenditures			
Assays	$ 112,116	$ -	$ 112,116
Automotive	59,531	-	59,531
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	1,278	123,317
Personnel	57,717	-	57,717
Project management	250,209	2,400	252,611
Report writing	22,865	-	22,865
Travel	71,908	-	71,908
	1,317,619	4,171	1,321,790
Acquisition Costs	375,679	21,787	397,466
Option payments		(7,850)	(7,850)
Net acquisition Costs	375,679	13,937	389,616
Total	$ 1,693,298	$ 23,342	$ 1,711,406

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(ii) San Pedro, Chile			
Exploration Expenditures			
Assays	$ 1,449	$ 450	$ 1,899
Automotive	897	-	897
Office, rent, telephone and professional fees	811	660	1,471
Project management	-	300	300
Travel	1,622	-	1,622
	4,779	1,410	6,189
Acquisition Costs	5,550	1,532	7,082
	$ 10,329	$ 2,942	$ 13,271

4. Mineral Interests (continued)

[f] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(iii) Sierra Pintada, Chile			
Exploration Expenditures			
Assays	$ -	$ 1,253	$ 1,253
Office, rent, telephone and professional fees	-	1,200	1,200
Project management		4,500	4,500
	-	6,953	6,953
Acquisition Costs		2,387	2,387
	$ -	$ 9,340	$ 9,340
(iv) Tabaco, Chile			
Exploration Expenditures			
Office, rent, telephone and professional fees	$ -	$ 915	$ 915
Project management	-	1,650	1,650
Travel	-	748	748
	-	3,313	3,313
Acquisition Costs		217	217
	$ -	$ 3,530	$ 3,530
General Exploration	$ -	$ 2,480	$ 2,480
Total costs, Chile	$ 1,703,627	$ 36,400	$ 1,740,027
(v) Otish Mountain, Quebec, Canada			
Acquisition Costs	-	30,000	30,000
Total Costs	$ 1,703,627	$ 66,400	$ 1,770,027

5. Share Capital

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Warrants exercised	40,000	5,200
Issued as at June 30, 2002	17,413,406	6,429,308

[a] There are no directors' and employees' stock options outstanding. During the period 525,000 shares reserved for the exercise of directors' and employees' stock options at an exercise price of $0.20 per share expired on May 16, 2002.

[b] 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

6. Related Party Transactions

$5,631 was paid to a director for management services.

Included in accounts payable is $10,264 owing to directors for unpaid project management and administration fees; and $5,000 owing to a director for administrative services.

Directors' loan of $174,800 is on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. Subsequent Events

The company has arranged to raise $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $.10 and two year warrants priced at $.10 for the first year and $.125 in the second year. The funds will be used for general working capital

The formal agreement for the option of the Tobaco Property in Chile was signed on July 15, 2002 Note 4(f)(iv)

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2002

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the six month period are the following:

Office and miscellaneous	$ 2,374
Foreign exchange	844
Rent	3,356
Telephone	962
	$ 7,536

(b) Included in investor relations for the six month period are the following:

Advertising	$ 1,570
Consulting	23,250
Investors communications	1,764
Market quotation	331
	$ 26,915

2. (a) Related party transactions during the six month period

Exploration project management and administration fees paid or payable to a director	$ 10,650
Administration fee payable to a director	$ 5,000
Director loans to the company	$ 153,550

3. Summary of securities issued and options granted in the period
40,000 shares issued @ $.13 on the exercise of warrants

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2002

SCHEDULE B:

4. Summary of securities as at the end of the reporting period
   (a) Authorized:

   100,000,000 common shares without par value
   100,000,000 Class A preference shares, $1 par value
   100,000,000 Class B preference shares, $5 par value

   (b) Issued: 17,413,406 common shares

   (c) Shares under options - none

   (d) Warrants outstanding
   2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

5. Directors and officers at the date of this report

   (a) Officers

Terence Walker	President
Monika Hilson	Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker

SCHEDULE C: MANAGEMENT DISCUSSION

The joint venture with Quattro Resources Ltd. (now Aldershot Resources Ltd.) is still in good standing. Aldershot has now raised its money and expects to proceed with exploration this fall.

The Company has staked additional ground to bring the Sierra Pintada gold-copper-silver property to 3300 hectares. The gold zone has been traced over 10 kilometres and is well exposed in five groups of workings with gold values ranging between 1.03 and 5.1 grams per tonne. A similar copper structure has reported assays between 0.92 and 4.32% Cu. Both zones are each approximately 100 metres wide.

On May 1st of this year we announced that we had been successful in completing another joint venture on 8 more of our Tierra de Oro claims.through an option to a private company.for a term of 60 days. During this period it is expected that the option will be taken up by a public company. Terms are: all in US dollars: $5,000 down payment and exploration and development expenditure of $3,000,000 over a term of three years to earn an 80% interest. The Company will retain a 20% carried interest, receive $100,000 and 400,000 shares of the public company in stages over the life of the agreement.This agreement remains in good standing but the public company to take on the project has not been disclosed yet.

On June 13 the Company optioned the Tabaco property. Based on existing drill holes the Company estimates that there is a significant copper oxide resource that could be expanded as well as the possibility of an underlying porphyry with an enrichment cap. Management is currently seeking funding for the project.

Financing:

The Company is currently completing a 1,500,000 private placement at $.10 with two year warrants at $.10 and .125.

"Terry Walker"

President

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

FILE NO 82-2635

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	Sept.30/02	02 11 12

ISSUER ADDRESS				
608-475 Howe Street,				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C.		V6C 2B3	604-681-0568	604-681-7748
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Verna Wilson		Director		604-681-7748
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
ipbxvent@axionet.com		www.internationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Gary Medford	02 11 12
[signature]	Verna Wilson	02 11 12

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(UNAUDITED- See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2002 and the consolidated statements of operations and deficit for the nine months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
October 20, 2002

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED- See Notice to Reader)

	September 30, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 32,312	$ 1,091
Accounts receivable	1,296	1,841
Prepaid expenses and deposits	611	611
	34,219	3,543
Capital Assets (Note 3)	8,662	1,839
Mineral Interests (Note 4)	1,816,644	1,703,627
	$ 1,859,525	$ 1,709,009
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 23,231	$ 18,553
Directors' loans	76,050	21,250
Amounts owing to a former director (Note 6)	95,855	95,855
	195,136	135,658
Shareholders' Equity		
Share Capital (Note 5)	6,579,308	6,424,108
Deficit	(4,914,919)	(4,850,757)
	1,664,389	1,573,351
	$ 1,859,525	$ 1,709,009

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED- See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Administrative Expenses				
Administration fees	$ 5,000	$ 7,500	$ 10,000	$ 22,500
Amortization	139	112	389	336
Interest and bank charges	180	45	587	80
Investor relations	7,704	7,633	34,619	23,738
Office, telephone, rent and secretarial	2,666	3,615	10,202	12,231
Professional fees	841	7,198	4,782	7,304
Transfer agent and regulatory	3,147	3,603	8,270	8,694
Travel and promotion	930	18	5,897	471
Net loss from operations	(20,607)	(29,724)	(74,746)	(75,354)
Gain on claim expropriation (Note 7)	10,584	-	10,854	-
Net loss	(10,023)	(29,724)	(64,162)	(75,354)
Deficit, beginning of period	(4,904,896)	(4,804,183)	(4,850,757)	(4,758,553)
Deficit at end of period	$ (4,914,919)	$ (4,833,907)	$ (4,914,919)	$ (4,833,907)

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED- See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	**2001**	**2002**	**2001**
Cash flow from operating activities				
Net Loss	$ (10,023)	$ (29,724)	$ (64,162)	$ (75,354)
Amortization	139	190	389	566
	(9,884)	(29,534)	(63,773)	(74,788)
Change in non-cash working capital				
Current assets	38	803	545	243
Current liabilities	6,237	19,982	4,678	44,671
	(16,159)	(8,749)	(58,550)	(29,874)
Cash flow from financing activities				
Loan from (repayment) to director	(98,750)	2500	54,800	60,120
Share subscriptions received	-	75,000	-	75,000
Shares issued	150,000	-	155,200	-
	51,250	77,500	210,000	135,120
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(46,617)	(10,772)	(113,017)	(56,280)
Disposal of capital assets	-	235	-	235
Acquisition of capital assets	(2,773)	-	(7,212)	-
	(49,390)	(10,537)	(120,229)	(56,045)
Increase (decrease) in cash and cash equivalents	(14,299)	58,214	31,221	49,201
Cash and cash equivalents at beginning of period	46,611	1,170	1,091	10,183
Cash and cash equivalents at end of period	$ 32,312	$ 59,384	$ 32,212	$ 59,384

See Notes to the Financial Statements

1. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finders' fees are expensed as incurred.

[d] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	September 30 2002			December 31 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and Office Equipment	$ 12,316	$ 3,654	$ 8,662	$ 1,839

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain.

Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly owned subsidiary.

Farrell Option

In a news release dated May 1, 2002 the Company has announced that it has entered into a joint venture agreement with a private financial company in which a "public company" (to be designated) will spend $US 3,000,000 over 3 years to acquire an 80% interest in eight gold concessions of its Tierra de Oro property in Chile. The company will retain a 20% carried interest and will also receive $US 100,000 in cash and 400,000 shares of the public company in stages over the life of the agreement.

The public company is committed to spending $US 300,000 in the first year of the agreement and must continue to spend $600,000 in the first year to earn a 25% interest.

The company has received $US 5,000 on signing and will receive $US 15,000 and 100,000 shares of the public company upon signing a formal agreement within a due diligence period of 60 days.

4. **Mineral Interests** (continued)

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [f] below for capitalized costs.

[c] Sierra Pantada, Chile

In April 2002, the company acquired four pedimentos by staking and in May enlarged the pedimentos by staking from 900 hectares to 3300 hectares or 14 pedimentos.

[d] Tabaco Property, Chile

The company has entered into a letter of agreement dated May 29, 2002 to option and then purchase 75 claims. The option payments will be US$ 100,000 to be paid over two years as follows:

	US$
On signing Formal Contract (FC)	10,000
03 month anniversary of F.C.	15,000
06 month anniversary of F.C.	25,000
12 month anniversary of F.C.	25,000
18 month anniversary of F.C.	25,000
	100,000

At the completion of the two year option period the company will have the right to purchase 100% of the property for a total purchase price of US$ 2,000,0000 payable over two years as follows:

	US$
24 month anniversary of F.C.	500,000
36 month anniversary of F.C.	750,000
48 month anniversary of F.C.	750,000
	2,000,000

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract US $ 500,000
By the end of the second year after signing the formal contract US $ 1,500,000

The formal agreement was signed July 15, 2002

5. **Mineral Interests** (continued)

[e] Zulema Property, Chile

The company has signed a letter of agreement dated September 18, 2002 to option and then purchase 60 Exploitation Mining Concessions and eleven Exploration Mining Concessions located in the Copayapu Mining District, Sierra Piñuño, Province of Copiapó, Third Region of Atacama, Chile. The intention of the parties is sign a formal agreement with 120 days of the signing the letter of intent.

The total amount of the option/sale is US$2,000,000 and 400,000 shares of the Company (IPBX) as follows

	US$
On signing the letter of intent	20,000 (paid)
120 days from the date signing the letter of intent of formal agreement whichever is later	20,000 + 100,000 shares of IPBX
12 Months from formal agreement	60,000 + 100,000 shares of IPBX
24 Months from formal agreement	200,000 + 100,000 shares of IPBX
36 Months from formal agreement	300,000 + 100,000 shares of IPBX
48 Months from formal agreement	1,400,000
	2,000,000

In addition to the purchase price the Company will pay an annual 1% net smelter return (to a maximum of US$2,500,000) as a result of the exploitation of any of the properties subject to this agreement.

IPBX will apply for approval to issue 500,000 common shares to the Seller of the properties in the event an economic feasibility study is completed.

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:

a. Within 12 months of signing a formal agreement - US$100,000
b. Within 24 months of signing a formal agreement - US$250,000
c. Within 36 months of signing a formal agreement - US$400,000

The agreement is subject to regulatory approval of the TSX Venture Exchange

[f] Quebec, Canada – Otish Mountain Claims

The Company has entered into an agreement to purchase 50 claims located in Quebec for $30,000 cash.
The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

INTERNATIONAL PBX VENTURES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002
(UNAUDITED- See Notice to Reader)

4. Mineral Interests (continued)

[g] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to September 30, 2002
(i) Tierra De Oro Project – Chile			
Exploration Expenditures			
Assays	$ 112,116	$ (644)	$ 111,472
Automotive	59,531	-	59,531
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	2,287	124,326
Personnel	57,717	-	57,717
Project management	250,209	2,400	252,609
Report writing	22,865	-	22,865
Travel	71,908	-	71,908
	1,317,619	4,536	1,322,155
Acquisition Costs	375,679	21,960	397,639
Option payments	-	(30,354)	(30,354)
Net acquisition Costs	375,679	(8,394)	367,285
Total	$ 1,693,298	$ (3,858)	$ 1,689,440
(ii) San Pedro, Chile			
Exploration Expenditures			
Assays	$ 1,449	$ 450	$ 1,899
Automotive	897	-	897
Office, rent, telephone and professional fees	811	1,410	2,221
Project management	-	300	300
Travel	1,622	-	1,622
	4,779	2,160	6,939
Acquisition Costs	5,550	1,704	7,254
Total	$ 10,329	$ 3,864	$ 14,193

4. Mineral Interests (continued)

[g] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to September 30, 2002
(iii) Sierra Pintada, Chile			
Exploration Expenditures			
Assays	$ -	$ 1,253	$ 1,253
Office, rent, telephone and professional fees	-	1,949	1,949
Project management		5,700	5,700
	-	8,902	8,902
Acquisition Costs		5,032	5,032
Total	$ -	$ 13,934	$ 13,934
(iv) Tabaco, Chile			
Exploration Expenditures			
Office, rent, telephone and professional fees	$ -	$ 2,279	$ 2,279
Project management	-	4,950	4,950
Travel	-	1,556	1,556
	-	8,785	8,785
Acquisition Costs		24,949	24,949
Total	$ -	$ 33,734	$ 33,734
(v) Zulema Property, Chile			
Acquisition Costs	$ -	$ 31,963	$ 31,963
General Exploration	$ -	$ 3,380	$ 3,380
Total costs, Chile	$ 1,703,627	$ 83,017	$ 1,786,644
(vi) Otish Mountain, Quebec, Canada			
Acquisition Costs	-	30,000	30,000
Total Costs	$ 1,703,627	$ 113,017	$ 1,818,644

INTERNATIONAL PBX VENTURES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2002
(UNAUDITED- See Notice to Reader)

5. Share Capital

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Warrants exercised	40,000	5,200
Issued as at June 30, 2002	17,413,406	6,429,308
Units issued	1,500,000	150,000
Issued as at September 30, 2002	18,913,406	6,579,308

(a) 40,000 shares were issued on the exercise of warrants at $.13 per share during the six months ended June 30, 2002.

(b) 1,500,000 units consisting of 1,5000,000 common shares and 1,500,000 warrants were issued during the three months ended September 30, 2002 at a price of $.10 per unit for $150,000. The warrants are exercisable at $.10 for one-year period and $.125 in the second year.

(c) 1,740,000 common shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share and exercisable up to September 11, 2004. Approval from regulatory authorities for the granting of these options was received on September 18, 2002.

(d) 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003. 1,500,000 shares are reserved for the exercise of warrants at an exercise price of $.10 to September 11, 2003 and $.125 from September 12, 2003 to September 11, 2004.

6. Related Party Transactions

During the nine-month period:

- $17,850 was paid or payable to a director for management services.
- $10,000 was paid to a director for administrative services.

Included in accounts payable is $10,619 owing to directors for project management and administration fees.

Directors' loan of $76,050 is on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. Gain on Claim Expropriation

The company has received $10,000 from the British Columbia Provincial government as a settlement for the expropriation of the Olson claims formerly owned by the Company. These claims were written off in a previous period. In addition, the company will be receiving $584 for mineral taxes previously paid by the Company on the Olson Claims.

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the nine month period are the following:

Office and miscellaneous	$ 3,059
Foreign exchange	819
Rent	5,190
Telephone	1,135
	$ 10,202

(b) Included in investor relations for the nine month period are the following:

Advertising	$ 1,570
Consulting	30,750
Investors communications	1968
Market quotation	331
	$ 34,619

2. (a) Related party transactions during the nine month period

Exploration project management and administration fees paid or payable to a director	$ 17,850
Administration fee paid to a director	$ 10,000
Director loans to the company	$ 76,050

3. Summary of securities issued and options granted in the period

(a) 40,000 shares were issued on the exercise of warrants at $.13 per share during the six months ended June 30, 2002.

(b) 1,500,000 units consisting of 1,5000,000 common shares and 1,500,000 warrants were issued during the three months ended September 30, 2002 at a price of $.10 per unit for $150,000. The warrants are exercisable at $.10 for one-year period and $.125 in the second year.

SCHEDULE B:

4. Summary of securities as at the end of the reporting period

(a) Authorized:

100,000,000 common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

(b) Issued: 18,913,406 common shares

(c) Shares under options

1,740,000 common shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share and exercisable up to September 11, 2004. Approval from regulatory authorities for the granting of these options was received on September 18, 2002.

(c) Warrants outstanding

2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

1,500,000 shares are reserved for the exercise of warrants at an exercise price of $.10 to September 11, 2003 and $.125 from September 12, 2003 to September 11, 2004.

5. Directors and officers at the date of this report

(a) Officers

Terence Walker	President
Monika Hilson	Secretary

(b) Directors

Verna Wilson
Gary Medford
Terence Walker

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

International PBX Ventures Ltd. is a Junior Resource exploration company with properties in Canada and Chile.

While we have had to wait out poor market conditions we have used the time to add to our portfolio of properties . Three by acquisition and one by staking. Following is a short review of each:

PROPERTIES WHOLLY OWNED BY THE COMPANY:

TIERRA de ORO, COPIAPO, CHILE (Copper-gold-silver-cobalt)

Consisting of 20 Exploitation Concessions (4056 ha). This property has been divided into three parcels, two of which are held under option by third parties. The third, containing 7 concessions has been retained by IPBX.

SAN PEDRO, VALLENAR, CHILE (Titanium-gold-copper)

This property contains four Exploration Concessions (1000 ha). Assays from 30 representative outcrop chip samples taken from the better exposed northwestern sector range from 0.35% to 2.34% Ti02 and averaged 1.1% Ti02.

SIERRA PINTADA, VALLENAR, CHILE(Copper-gold-silver)

There are fourteen Exploration Concessions (33 00 ha) in this group. Material previously mined typically graded 3-5% Cu and l-5gpt Au from one zone and 1-5% Cu and 10-50 gpt Au from a second zone.

OTISH MOUNTAIN, QUEBEC, CANADA (Diamonds)

This 50 polygon (l2.5sq.km.) property was purchased outright in January of this year for $30,000. The vendors retained a 2% net profits interest in the claims. No exploration work has been carried out on the claims.

PROPERTIES ACQUIRED BY OPTION:

TABACO, VALLENAR, CHILE (copper-gold-silver)

Consisting of 4 Exploitation Concessions (393 ha) and 7 Exploration Concessions of 2000 ha.(the 7 Exploration Concessions are 100% owned by IPBX as they were staked

by us to protect the Exploitation Concessions acquired under option . 56 percussion holes drilled in 1966 to a maximum depth of 76 metres identified an at surface open pit mineable copper oxide resource in the order of 18 million tonnes grading 1% soluble copper to a vertical depth of 30 metres. This reserve is confined to the drilled area and covers only 750 metres of of the known 2000 metre strike of the mineralized zone. Detailed surveys of the old mine dumps by the vendors in 1990-91 proved up a resource of 25,000 tons grading 2.3% Cu with samples of the workings returning values from 2.5 – 26% Cu, 60-2500 gpt Ag and 1-25 gpt Au.

ZULEMA, COPIAPO,CHILE (Copper-gold)

This 3600 hectare property sits in the centre of a huge land package recently staked by BHP Billiton/Far West Joint Venture as one of four prime targets areas to be surveyed with BHP Billiton's proprietory Falcon System. The stated objective of the survey (Far West news release Sept.5,2002) is to explore for 10CG (Candelaria, Manto Verde etc) type deposits.

FINANCIAL

The 1,500,000 private placement announced in July has been completed and the shares and warrants issued. See item 5(b) page 12 of the financials .

Option payments totalling $30,354 Cdn. have been received from the Joint Venture Partners who hold options on the Tierra de Oro. And, subsequent to September 30,2002, a further payment of $20,584 has been received by the company. Also, subsequent to the period under discussion we have received 100,000 common shares from Aldershot Resources Ltd. These shares have a one-year hold and cannot be sold before October 21,2003.

In October the Company received $10,000 from the British Columbia Government as full settlement of the expropriation of the 2 Olson Crown Granted silver claims in the Kokanee area of B.C.

OPTIONS

In September the Company granted options to directors and employees and 1,740,000 shares at $0.10 per share have been reserved for this purpose. The options have been approved and are exercisable up until Setember 11,2004.

The board looks forward to exciting times ahead.

"Terry Walker"
President

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE SEPTEMBER 20, 2002

ZULEMA GOLD-COPPER PROPERTY AQUISITION, CHILE

The Company has entered into an agreement with Sociedad Contractual Minera Pinuno to purchase the Zulema copper-gold property in Chile. Subject to TSX Venture Exchange approval of terms of this option, International PBX Ventures Ltd. can purchase a 100% interest in the property by paying the vendor's US$ 2,000,000, of which US$ 20,000 has been paid upon signing, and issuing 400,000 shares of the Company in stages over a four year period. This interest is subject to a 1% NSR capped at US$ 2,500,000 and the issuance of 500,000 performance shares should a positive feasibility study be completed.

The 3600 hectare Zulema property is located 700 kilometres north of Santiago and 15 km west of the Pan-American Highway. Regionally the property is located within the Atacama Fault Zone in an area of interfingering Bandurias Formation andesitic volcanics and limy sediments. The Coast Range granodiorite-diorite batholith lies 1 km to the east and north. This geological setting is similar to that at the Phelps Dodge Candelaria Mine (365 million tonnes grading 1.03% copper and 0.25 gpt gold) situated 40 km to the NE. A number of independent and major company geologists have examined this property in recent months and all concur that excellent potential exists here for the occurrence of a Canderlaria type deposit.

Prior exploration by RTZ and others in the 1960's and as recently as 1995 have outlined a large Induced Polarization and partially coincident magnetic anomaly with Candelaria like characteristics. Outcrops are sparse but those encountered are skarned equivalents of the Candelaria host rocks and contain disseminated mineralization grading up to 1% copper and 0.9 gpt gold.

The Zulema property sits at the centre of a huge land package recently staked by the BHP Billiton/Far West joint venture as one of four prime target areas to be surveyed with BHP Billiton's proprietary Falcon system. The stated objective of this survey (Far West news release, 5 September, 2002) is to explore for IOCG (Candelaria, Manto Verde etc.) type deposits.

This new acquisition follows from extensive regional studies along this Late Cretaceous metallogenic belt between Copiapo and La Serena. The Company's wholly owned Sierra Pintada property (April 26, May 27 news releases) is the first acquisition to result from this program and induced polarization surveys over similar geologically selected targets will be carried out shortly.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **SEPTEMBER 20, 2002**

PRIVATE PLACEMENT TO RAISE $150,000 CLOSES

International PBX Ventures Ltd. has raised $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $ .10 and a two year warrant priced at $.10 the first year and $ .125 in the second year. The placement was announced on 30 July, 2002. The funds will be used for general working capital. There is a one year hold to participants expiring September 12, 2003 and a four month hold for insiders expiring January 12, 2003.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 30, 2002**

PRIVATE PLACEMENT TO RAISE $150,000

International PBX Ventures Ltd. has arranged to raise $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $ .10 and a two year warrant priced at $.10 the first year and $ .125 in the second year. The funds will be used for general working capital.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

page 2

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 24, 2002**

GOLD CONCESSION OPTION AGREEMENT: TIERRA DE ORO, CHILE

International PBX Ventures Ltd. , in connection with its news release dated May 1, 2002, has been informed by the private company that it has successfully completed its due diligence, including a field examination, of the Tierra de Oro gold concessions and intends to continue with the option agreement. The public vehicle , required to proceed, will be announced by 15th August 2002. International PBX has received a payment today of $US 7500 as part of the $US 15000 due and has agreed to defer $US 7500 until August 15, 2002. All other terms of the agreement remain the same and the option agreement commences 30 June 2002.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 17, 2002**

TABACO COPPER GOLD SILVER PROPERTY – CHILE

The Company has decided to continuue with this project described in its news release of 13 June, 2002. A payment of $US10,000 has been made to initiate the option agreement.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JUNE 13, 2002**

TABACO COPPER GOLD SILVER PROPERTY – CHILE

The Company, through its wholly owned subsidiary Minera IPBX Limitada-Chile, has entered into an agreement to acquire the "Tabaco" copper-gold-silver skarn/porphyry property. Upon completion of a due diligence period expiring June 30, 2002 the Company may enter into a formal agreement by paying $US 10,000 with additional option payments of $US90,000 over 18 months. Upon completion of an exploration program satisfactory to the Company, a 100 percent interest in the property can be acquired upon payment of $US 2,000,000 in stages within four years.

The property supported high grade underground copper production in the 1960's and recent sampling has indicated appreciable gold and silver mineralization that was overlooked. Results from 48 holes previously drilled has encouraged the Company to re-evaluate the property as an open pit possibility.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **MAY 27, 2002**

SIERRA PINTADA GOLD PROJECT, CHILE

The company has enlarged the property reported in the April 26, 2002 news release from 900 to 3100 hectares as a result of additional prospecting which has traced the mineralized zone on the original claim group over an additional 10 kilometers along strike. The zone is principally exposed in five groups of workings over 12 kilometers in which twelve representative chip and dump samples ranged from 1.03 to 5.1 (avg. 2.58) grams per tonne gold and .02 to 1.59 % (avg. 0.36 %) copper.

The zone is up to 100 metres in width and is part of a major regional structure 2-3 kilometres wide. Workings are present to depths of 150 metres from which local miners high-graded 15+ grams per tonne gold, including free metallic gold..

BY ORDER OF THE BOARD

"Gary Medford, Ph.D., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **SEPTEMBER 20, 2002**

ZULEMA GOLD-COPPER PROPERTY AQUISITION, CHILE

The Company has entered into an agreement with Sociedad Contractual Minera Pinuno to purchase the Zulema copper-gold property in Chile. Subject to TSX Venture Exchange approval of terms of this option, International PBX Ventures Ltd. can purchase a 100% interest in the property by paying the vendor's US$ 2,000,000, of which US$ 20,000 has been paid upon signing, and issuing 400,000 shares of the Company in stages over a four year period. This interest is subject to a 1% NSR capped at US$ 2,500,000 and the issuance of 500,000 performance shares should a positive feasibility study be completed.

The 3600 hectare Zulema property is located 700 kilometres north of Santiago and 15 km west of the Pan-American Highway. Regionally the property is located within the Atacama Fault Zone in an area of interfingering Bandurias Formation andesitic volcanics and limy sediments. The Coast Range granodiorite-diorite batholith lies 1 km to the east and north. This geological setting is similar to that at the Phelps Dodge Candelaria Mine (365 million tonnes grading 1.03% copper and 0.25 gpt gold) situated 40 km to the NE. A number of independent and major company geologists have examined this property in recent months and all concur that excellent potential exists here for the occurrence of a Canderlaria type deposit.

Prior exploration by RTZ and others in the 1960's and as recently as 1995 have outlined a large Induced Polarization and partially coincident magnetic anomaly with Candelaria like characteristics. Outcrops are sparse but those encountered are skarned equivalents of the Candelaria host rocks and contain disseminated mineralization grading up to 1% copper and 0.9 gpt gold.

The Zulema property sits at the centre of a huge land package recently staked by the BHP Billiton/Far West joint venture as one of four prime target areas to be surveyed with BHP Billiton's proprietary Falcon system. The stated objective of this survey (Far West news release, 5 September, 2002) is to explore for IOCG (Candelaria, Manto Verde etc.) type deposits.

This new acquisition follows from extensive regional studies along this Late Cretaceous metallogenic belt between Copiapo and La Serena. The Company's wholly owned Sierra Pintada property (April 26, May 27 news releases) is the first acquisition to result from this program and induced polarization surveys over similar geologically selected targets will be carried out shortly.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE

SEPTEMBER 20, 2002

PRIVATE PLACEMENT TO RAISE $150,000 CLOSES

International PBX Ventures Ltd. has raised $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $ .10 and a two year warrant priced at $.10 the first year and $ .125 in the second year. The placement was announced on 30 July, 2002. The funds will be used for general working capital. There is a one year hold to participants expiring September 12, 2003 and a four month hold for insiders expiring January 12, 2003.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL
PBX
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 30, 2002**

PRIVATE PLACEMENT TO RAISE $150,000

International PBX Ventures Ltd. has arranged to raise $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $ .10 and a two year warrant priced at $.10 the first year and $ .125 in the second year. The funds will be used for general working capital.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 24, 2002**

GOLD CONCESSION OPTION AGREEMENT: TIERRA DE ORO, CHILE

International PBX Ventures Ltd. , in connection with its news release dated May 1, 2002, has been informed by the private company that it has successfully completed its due diligence, including a field examination, of the Tierra de Oro gold concessions and intends to continue with the option agreement. The public vehicle , required to proceed, will be announced by 15th August 2002. International PBX has received a payment today of $US 7500 as part of the $US 15000 due and has agreed to defer $US 7500 until August 15, 2002. All other terms of the agreement remain the same and the option agreement commences 30 June 2002.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JULY 17, 2002**

TABACO COPPER GOLD SILVER PROPERTY – CHILE

The Company has decided to continuue with this project described in its news release of 13 June, 2002. A payment of $US10,000 has been made to initiate the option agreement.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JUNE 13, 2002**

TABACO COPPER GOLD SILVER PROPERTY – CHILE

The Company, through its wholly owned subsidiary Minera IPBX Limitada-Chile, has entered into an agreement to acquire the "Tabaco" copper-gold-silver skarn/porphyry property. Upon completion of a due diligence period expiring June 30, 2002 the Company may enter into a formal agreement by paying $US 10,000 with additional option payments of $US90,000 over 18 months. Upon completion of an exploration program satisfactory to the Company, a 100 percent interest in the property can be acquired upon payment of $US 2,000,000 in stages within four years.

The property supported high grade underground copper production in the 1960's and recent sampling has indicated appreciable gold and silver mineralization that was overlooked. Results from 48 holes previously drilled has encouraged the Company to re-evaluate the property as an open pit possibility.

BY ORDER OF THE BOARD

"Gary Medford, PhD., P.Geo."
Director

INTERNATIONAL PBX VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **MAY 27, 2002**

SIERRA PINTADA GOLD PROJECT, CHILE

The company has enlarged the property reported in the April 26, 2002 news release from 900 to 3100 hectares as a result of additional prospecting which has traced the mineralized zone on the original claim group over an additional 10 kilometers along strike. The zone is principally exposed in five groups of workings over 12 kilometers in which twelve representative chip and dump samples ranged from 1.03 to 5.1 (avg. 2.58) grams per tonne gold and .02 to 1.59 % (avg. 0.36 %) copper.

The zone is up to 100 metres in width and is part of a major regional structure 2-3 kilometres wide. Workings are present to depths of 150 metres from which local miners high-graded 15+ grams per tonne gold, including free metallic gold..

BY ORDER OF THE BOARD

"Gary Medford, Ph.D., P.Geo."
Director

LETTER OF INTENT AND EXCLUSIVITY

FIRST. This letter of intent is made and entered into effective as of the 18th day of September, 2002, between International PBX Ventures Ltd., a company incorporated according to the laws of British Columbia, (hereinafter referred to as "IPBX" or "Buyer") domiciled for these purposes at Suite 608 – 475 Howe St., Vancouver, British Columbia, V6C2B3; Mr. César A. López, on behalf of Sociedad Contractual Minera Piñuño (hereinafter referred to as "Sellers"), domiciled for these purposes at Ebro 2773, Las Condes, Santiago, Chile.

SECOND. a) The Sellers own the following exploitation and exploration mining concessions located in the Copayapu Mining District, Sierra Piñuño, Province of Copiapó, Third Region of Atacama, Chile:

I.- Exploitation Mining Concessions

i- Zulema 1, 1 to 20, whose survey minutes and final award are registered on page 91 number 27, Registry of Property, Registrar of Mines of Copiapó of year 2000.

ii- Zulema 2, 1 to 20 whose survey minutes and final award are registered on page 96 number 28, Registry of Property, Registrar of Mines of Copiapó of year 2000.

iii- Zulema 3, 1 to 20, whose survey minutes and final are registered on the reverse side of page 101 number 29, Registry of Property, Registrar of Mines of Copiapó of year 2000.

II.- Exploration Mining Concessions

i- Batatazo 1, registered on page 1058 number 901, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

ii- Batatazo 2, registered on page 1059 number 902, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

iii- Batatazo 3, registered on page 1060 number 903, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

iv- Batatazo 4, registered on page 1061 number 904, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

v- Batatazo 5, registered on page 1062 number 905, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

vi- Batatazo 6, registered on page 1063 number 906, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

vii- Batatazo 7, registered on page 1064 number 907, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

viii- Batatazo 8, registered on page 1065 number 908, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

ix- Batatazo 9, registered on page 1066 number 909, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

x- Batatazo 10, registered on page 1067 number 910, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

xi- Batatazo 13, registered on page 1766 number 1503, Registry of Discoveries, Registrar of Mines of Copiapó of year 2002.

b) It is the intention of the parties to complete an option to purchase agreement for a period of 48 months by which Sellers will irrevocably grant the right and exclusive option to IPBX. Upon completion of such period and provided that IPBX makes all the payments established in letters i) to vi) the agreement shall then automatically become a purchase/sale contract and IPBX or its Chilean subsidiary, shall be the owner of the properties subject only to the royalty described above.

THIRD. a) The entire and total amount of the option/ sale is US$ 2,000,000.00 payable as follows:

i) On signing of Letter of Intent	US$20,000
ii) 120 days from Letter of Intent or upon signing of a formal agreement, whichever is later	US$20,000 +100,000 shares of IPBX
iii)12 months from formal agreement	US$60,000 +100,000 shares of IPBX
iv) 24 months	US$200,000 +100,000 shares of IPBX
v) 36 months	US$300,000 +100,000 shares of IPBX
vi) 48 months	US$1,400.000
Total	**US$2,000,000**

Total Shares of IPBX **400,000**

b) In addition to the purchase price stated hereinabove, the Buyer will pay annually to the Sellers an amount equivalent to 1% of the net smelter return obtained by the beneficiary or its assignee as a result of the exploitation of any of the properties which are acquired with a cap of US$2,500,000.00.

c) IPBX will apply for 500,000 performance shares to be awarded the Sellers in the event of an economic feasibility study being completed.

d) The installments stated hereinabove shall be paid in US Dollars.

During the term of the option/sale contract, the Buyer is obligated to pay the license fees (taxes) or "patentes mineras" of the Sellers' properties listed in I and II) of Second Clause.

FOURTH. It is the intention of the parties to complete the referred option/sale contract within 120 days from this date, to which effect, the Sellers shall provide all of the documentation that the beneficiary or its attorneys require for the formalization of said contract and the title studies of the respective mining properties. During this period, IPBX will complete its data reviews and will confirm the legal status and validity of all mineral claims comprising the Zulema-Batatazo

Prospect, described in the Second Clause of this Letter of Intent. Upon successful completion of the Buyer's due diligence, Buyer must sign and execute the option/sale contract.

Finally, during this period, Sellers may not negotiate nor offer up for sale the mining properties listed hereinabove.

FIFTH. The option/sale contract will contain other standard clauses of a general nature, such as the right to transfer and/or assignment of rights derived from the option to purchase contract, the guarantees constituted to the Buyer and Seller for the mining properties, an arbitration clause, the representatives of the parties and the manner in which parties shall communicate and give notice with and to each other.

SIXTH. The cumulative minimum work commitment is set out as follows:
a) Within 12 months of the signing of a formal agreement US$100,000
b) Within 24 months of the signing of a formal agreement US$250,000
c) Within 36 months of the signing of a formal agreement US$400,000

SEVENTH. This agreement is subject to regulatory approval of the TSX Venture Exchange.

IN WITNESS WHEREOF, the parties enter into this Agreement effective the date first written above at Vancouver, B.C..

Cesar A. Lopez
Sociedad Contractual Minera Piñuño

Ahudford, Director
International PBX Ventures Ltd.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

FILE NO. 82-2635

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.		June 30/02	02 08 20
ISSUER ADDRESS			
608-475 Howe St,			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, V.C.	V6C 2B3	604-681-0568	604-681-7748
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Verna Wilson	Director		604-681-7748
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
ipbxvent@axionet.com	www.internationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	VERNA WILSON	02 08 20
[signature]	GARY MEDFORD	02 08 20

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(UNAUDITED- See Notice to Reader)

Randall Yip
Chartered Accountant

RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2002 and the consolidated statements of operations and deficit for the six months then ended from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
August 15, 2002

Randall Yip
Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED- See Notice to Reader)

	June 30, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 46,611	$ 1,091
Accounts receivable	1,258	1,841
Prepaid expenses and deposits	611	611
	48,480	3,543
Capital Assets (Note 3)	6,028	1,839
Mineral Interests (Note 4)	1,770,027	1,703,627
	$ 1,824,535	$ 1,709,009
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 29,468	$ 18,553
Directors' loans	174,800	21,250
Amounts owing to a former director (Note 6)	95,855	95,855
	300,123	135,658
Shareholders' Equity		
Share Capital (Note 5)	6,429,308	6,424,108
Deficit	(4,904,896)	(4,850,757)
	1,524,412	1,573,351
	$ 1,824,535	$ 1,709,009

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED- See Notice to Reader)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Administrative Expenses				
Administration fees	$ 5,000	$ 7,500	$ 5,000	$ 15,000
Amortization	138	112	250	224
Interest and bank charges	308	107	407	35
Investor relations	18,484	8,449	26,915	16,105
Office, telephone, rent and secretarial	2,160	4,039	7,536	8,616
Professional fees	3,341	106	4,931	106
Transfer agent and regulatory	2,030	3,858	5,123	5,091
Travel and promotion	287	284	4,967	453
Net loss	(31,748)	(24,455)	(54,139)	(45,630)
Deficit, beginning of period	(4,873,148)	(4,779,728)	(4,850,757)	(4,758,553)
Deficit at end of period	$ (4,904,896)	$ (4,804,183)	$ (4,904,896)	$ (4,804,183)

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED- See Notice to Reader)

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash flow from operating activities				
Net Loss	$ (31,748)	$ (24,455)	$ (54,139)	$ (45,630)
Amortization	215	187	403	375
	(31,533)	(24,268)	(53,736)	(45,255)
Change in non-cash working capital				
Current assets	7,181	(505)	583	(560)
Current liabilities	4,492	2,049	10,915	24,690
	(19,860)	(22,724)	(42,238)	(21,125)
Cash flow from financing activities				
Loan from director	81,250	30,620	153,550	57,620
Shares issued	-	-	5,200	-
	81,250	30,620	158,750	57,620
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(28,247)	(29,240)	(66,400)	(45,508)
Acquisition of capital assets	(4,592)	-	(4,592)	-
	(32,839)	(29,240)	(70,992)	(45,508)
Increase (decrease) in cash and cash equivalents	28,551	(21,344)	45,520	(9,013)
Cash and cash equivalents at beginning of period	18,060	22,514	1,091	10,183
Cash and cash equivalents at end of period	$ 46,611	$ 1,170	$ 46,611	$ 1,170

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2002
(UNAUDITED- See Notice to Reader)

1. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[d] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	June 30 2002			December 31 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and Office Equipment	$ 9,284	$ 3,256	$ 6,028	$ 1,839

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain.

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly owned subsidiary.

A formal agreement will be entered into by December 31, 2002 after further due diligence is performed by Aldershot.

In a news release dated May 1, 2002 the Company has announced that it has entered into a joint venture agreement with a private financial company in which a "public company" (to be designated) will spend $US 3,000,000 over 3 years to acquire an 80% interest in eight gold concessions of its Tierra de Oro property in Chile. The company will retain a 20% carried interest and will also receive $US 100,000 in cash and 400,000 shares of the public company in stages over the life of the agreement.

The public company is committed to spending $US 300,000 in the first year of the agreement and must continue to spend $600,000 in the first year to earn a 25% interest.

The company has received $US 5,000 on signing and will receive $US 15,000 and 100,000 shares of the public company upon signing a formal agreement within a due diligence period of 60 days.

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [f] below for capitalized costs.

4. Mineral Interests (continued)

[c] Sierra Pantada, Chile

In April, the company acquired four pedimentos by staking and in May enlarged the pedimentos by staking from 900 hectares to 3300 hectares or 14 pedimentos.

[d] Tabaco Property, Chile

The company has entered into a letter of agreement dated May 29, 2002 to option and then purchase 75 claims. The option payments will be US$ 100,000 to be paid over two years as follows:

	US$
On signing Formal Contract (FC)	10,000
03 month anniversary of F.C.	15,000
06 month anniversary of F.C.	25,000
12 month anniversary of F.C.	25,000
18 month anniversary of F.C.	25,000
	100,000

At the completion of the two year option period the company will have the right to purchase 100% of the property for a total purchase price of US$ 2,000,0000 payable over two years as follows:

	US$
24 month anniversary of F.C.	500,000
36 month anniversary of F.C.	750,000
48 month anniversary of F.C.	750,000
	2,000,000

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract US $ 500,000
By the end of the second year after signing the formal contract US $ 1,500,000

The formal agreement was signed July 15, 2002

[e] Quebec, Canada – Otish Mountain Claims

The Company has entered into an agreement to purchase 50 claims located in Quebec for $30,000 cash.

Amounts paid to June 30, 2002 $30,000

The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

4. Mineral Interests (continued)

[f] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(iii) Sierra Pintada, Chile			
Exploration Expenditures			
Assays	$ -	$ 1,253	$ 1,253
Office, rent, telephone and professional fees	-	1,200	1,200
Project management		4,500	4,500
	-	6,953	6,953
Acquisition Costs		2,387	2,387
	$ -	$ 9,340	$ 9,340
(iv) Tabaco, Chile			
Exploration Expenditures			
Office, rent, telephone and professional fees	$ -	$ 915	$ 915
Project management	-	1,650	1,650
Travel	-	748	748
	-	3,313	3,313
Acquisition Costs		217	217
	$ -	$ 3,530	$ 3,530
General Exploration	$ -	$ 2,480	$ 2,480
Total costs, Chile	$ 1,703,627	$ 36,400	$ 1,740,027
(v) Otish Mountain, Quebec, Canada			
Acquisition Costs	-	30,000	30,000
Total Costs	$ 1,703,627	$ 66,400	$ 1,770,027

4. Mineral Interests (continued)

[f] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(i) Tierra De Oro Project – Chile			
Exploration Expenditures			
Assays	$ 112,116	$ -	$ 112,116
Automotive	59,531	-	59,531
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	1,278	123,317
Personnel	57,717	-	57,717
Project management	250,209	2,400	252,611
Report writing	22,865	-	22,865
Travel	71,908	-	71,908
	1,317,619	4,171	1,321,790
Acquisition Costs	375,679	21,787	397,466
Option payments		(7,850)	(7,850)
Net acquisition Costs	375,679	13,937	389,616
Total	$ 1,693,298	$ 23,342	$ 1,711,406

	Balance December 31 2001	Expenditure During the Period	Accumulated to June 30, 2002
(ii) San Pedro, Chile			
Exploration Expenditures			
Assays	$ 1,449	$ 450	$ 1,899
Automotive	897	-	897
Office, rent, telephone and professional fees	811	660	1,471
Project management	-	300	300
Travel	1,622	-	1,622
	4,779	1,410	6,189
Acquisition Costs	5,550	1,532	7,082
	$ 10,329	$ 2,942	$ 13,271

5. Share Capital

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Warrants exercised	40,000	5,200
Issued as at June 30, 2002	17,413,406	6,429,308

[a] There are no directors' and employees' stock options outstanding. During the period 525,000 shares reserved for the exercise of directors' and employees' stock options at an exercise price of $0.20 per share expired on May 16, 2002.

[b] 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

6. Related Party Transactions

$5,631 was paid to a director for management services.

Included in accounts payable is $10,264 owing to directors for unpaid project management and administration fees; and $5,000 owing to a director for administrative services.

Directors' loan of $174,800 is on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. Subsequent Events

The company has arranged to raise $150,000 by way of a non-brokered private placement of 1,500,000 units consisting of a share priced at $.10 and two year warrants priced at $.10 for the first year and $.125 in the second year. The funds will be used for general working capital

The formal agreement for the option of the Tobaco Property in Chile was signed on July 15, 2002 Note 4(f)(iv)

INTERNATIONAL PBX VENTURES LTD.
FOR THE SIX MONTHS ENDED JUNE 30, 2002

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the six month period are the following:

Office and miscellaneous	$ 2,374
Foreign exchange	844
Rent	3,356
Telephone	962
	$ 7,536

(b) Included in investor relations for the six month period are the following:

Advertising	$ 1,570
Consulting	23,250
Investors communications	1,764
Market quotation	331
	$ 26,915

2. (a) Related party transactions during the six month period

Exploration project management and administration fees paid or payable to a director	$ 10,650
Administration fee payable to a director	$ 5,000
Director loans to the company	$ 153,550

3. Summary of securities issued and options granted in the period
40,000 shares issued @ $.13 on the exercise of warrants

SCHEDULE B:

4. Summary of securities as at the end of the reporting period
   (a) Authorized:

   100,000,000 common shares without par value
   100,000,000 Class A preference shares, $1 par value
   100,000,000 Class B preference shares, $5 par value

   (b) Issued: 17,413,406 common shares

   (c) Shares under options - none

   (d) Warrants outstanding
   2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

5. Directors and officers at the date of this report

   (a) Officers

Terence Walker	President
Monika Hilson	Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker

SCHEDULE C: MANAGEMENT DISCUSSION

The joint venture with Quattro Resources Ltd. (now Aldershot Resources Ltd.) is still in good standing. Aldershot has now raised its money and expects to proceed with exploration this fall.

The Company has staked additional ground to bring the Sierra Pintada gold-copper-silver property to 3300 hectares. The gold zone has been traced over 10 kilometres and is well exposed in five groups of workings with gold values ranging between 1.03 and 5.1 grams per tonne. A similar copper structure has reported assays between 0.92 and 4.32% Cu. Both zones are each approximately 100 metres wide.

On May 1st of this year we announced that we had been successful in completing another joint venture on 8 more of our Tierra de Oro claims.through an option to a private company.for a term of 60 days. During this period it is expected that the option will be taken up by a public company. Terms are: all in US dollars: $5,000 down payment and exploration and development expenditure of $3,000,000 over a term of three years to earn an 80% interest. The Company will retain a 20% carried interest, receive $100,000 and 400,000 shares of the public company in stages over the life of the agreement.This agreement remains in good standing but the public company to take on the project has not been disclosed yet.

On June 13 the Company optioned the Tabaco property. Based on existing drill holes the Company estimates that there is a significant copper oxide resource that could be expanded as well as the possibility of an underlying porphyry with an enrichment cap. Management is currently seeking funding for the project.

Financing:

The Company is currently completing a 1,500,000 private placement at $.10 with two year warrants at $.10 and .125.

"Terry Walker"

President

QUARTERLY AND YEAR END REPORT

BCSC

British Columbia Securities Commission

BC FORM 51-901F
(previously Form 61)

FILE NO. 82-2635

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	Sept.30/02	02 11 12

ISSUER ADDRESS			
608-475 Howe Street,			
CITY / **PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, B.C.	V6C 2B3	604-681-0568	604-681-7748
CONTACT NAME	**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Verna Wilson	Director		604-681-7748
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**		
ipbxvent@axionet.com	www.internationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Gary Medford	02 11 12
[signature]	Verna Wilson	02 11 12

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(UNAUDITED- See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2002 and the consolidated statements of operations and deficit for the nine months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, Canada
October 20, 2002

Randall Yip
Chartered Accountant

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED BALANCE SHEET
(UNAUDITED- See Notice to Reader)

	September 30, 2002	December 31, 2001
Assets		
Current Assets		
Cash	$ 32,312	$ 1,091
Accounts receivable	1,296	1,841
Prepaid expenses and deposits	611	611
	34,219	3,543
Capital Assets (Note 3)	8,662	1,839
Mineral Interests (Note 4)	1,816,644	1,703,627
	$ 1,859,525	$ 1,709,009
Liabilities		
Current Liabilities		
Accounts payable and accruals	$ 23,231	$ 18,553
Directors' loans	76,050	21,250
Amounts owing to a former director (Note 6)	95,855	95,855
	195,136	135,658
Shareholders' Equity		
Share Capital (Note 5)	6,579,308	6,424,108
Deficit	(4,914,919)	(4,850,757)
	1,664,389	1,573,351
	$ 1,859,525	$ 1,709,009

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED- See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Administrative Expenses				
Administration fees	$ 5,000	$ 7,500	$ 10,000	$ 22,500
Amortization	139	112	389	336
Interest and bank charges	180	45	587	80
Investor relations	7,704	7,633	34,619	23,738
Office, telephone, rent and secretarial	2,666	3,615	10,202	12,231
Professional fees	841	7,198	4,782	7,304
Transfer agent and regulatory	3,147	3,603	8,270	8,694
Travel and promotion	930	18	5,897	471
Net loss from operations	(20,607)	(29,724)	(74,746)	(75,354)
Gain on claim expropriation (Note 7)	10,584	-	10,854	-
Net loss	(10,023)	(29,724)	(64,162)	(75,354)
Deficit, beginning of period	(4,904,896)	(4,804,183)	(4,850,757)	(4,758,553)
Deficit at end of period	$ (4,914,919)	$ (4,833,907)	$ (4,914,919)	$ (4,833,907)

See Notes to the Financial Statements

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED- See Notice to Reader)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Cash flow from operating activities				
Net Loss	$ (10,023)	$ (29,724)	$ (64,162)	$ (75,354)
Amortization	139	190	389	566
	(9,884)	(29,534)	(63,773)	(74,788)
Change in non-cash working capital				
Current assets	38	803	545	243
Current liabilities	6,237	19,982	4,678	44,671
	(16,159)	(8,749)	(58,550)	(29,874)
Cash flow from financing activities				
Loan from (repayment) to director	(98,750)	2500	54,800	60,120
Share subscriptions received	-	75,000	-	75,000
Shares issued	150,000	-	155,200	-
	51,250	77,500	210,000	135,120
Cash flow from investing activities				
Mineral acquisition and exploration expenditures	(46,617)	(10,772)	(113,017)	(56,280)
Disposal of capital assets	-	235	-	235
Acquisition of capital assets	(2,773)	-	(7,212)	-
	(49,390)	(10,537)	(120,229)	(56,045)
Increase (decrease) in cash and cash equivalents	(14,299)	58,214	31,221	49,201
Cash and cash equivalents at beginning of period	46,611	1,170	1,091	10,183
Cash and cash equivalents at end of period	$ 32,312	$ 59,384	$ 32,212	$ 59,384

See Notes to the Financial Statements

1. Significant Accounting Policies

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Chilean subsidiary, Minera IPBX Ltda., and its wholly owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Share issue costs

Commissions associated with issuing shares are offset against the related share offering as incurred. Finders' fees are expensed as incurred.

[d] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

3. Capital Assets

	September 30 2002			December 31 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and Office Equipment	$ 12,316	$ 3,654	$ 8,662	$ 1,839

4. Mineral Interests

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile. No acquisition or exploration commitments remain.

Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. (A Cdnx listed company) selling 70% of the Company's interest in 5 of the 20 concessions. The third party was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of:

[i] US$285,000 cash to the Company's wholly-owned subsidiary in Chile. US$5,000 was received in 2000;

[ii] Allotment and issuance to the Company's Chilean wholly-owned subsidiary up to 400,000 shares of Aldershot; and

[iii] Payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000 to the Company's Chilean wholly owned subsidiary.

Farrell Option

In a news release dated May 1, 2002 the Company has announced that it has entered into a joint venture agreement with a private financial company in which a "public company" (to be designated) will spend $US 3,000,000 over 3 years to acquire an 80% interest in eight gold concessions of its Tierra de Oro property in Chile. The company will retain a 20% carried interest and will also receive $US 100,000 in cash and 400,000 shares of the public company in stages over the life of the agreement.

The public company is committed to spending $US 300,000 in the first year of the agreement and must continue to spend $600,000 in the first year to earn a 25% interest.

The company has received $US 5,000 on signing and will receive $US 15,000 and 100,000 shares of the public company upon signing a formal agreement within a due diligence period of 60 days.

4. **Mineral Interests** (continued)

[b] San Pedro, Chile

The Company has staked 1000 hectares of exploration concessions in Northern Chile. These concessions contain titanium, copper and gold bearing alteration systems. See [f] below for capitalized costs.

[c] Sierra Pantada, Chile

In April 2002, the company acquired four pedimentos by staking and in May enlarged the pedimentos by staking from 900 hectares to 3300 hectares or 14 pedimentos.

[d] Tabaco Property, Chile

The company has entered into a letter of agreement dated May 29, 2002 to option and then purchase 75 claims. The option payments will be US$ 100,000 to be paid over two years as follows:

	US$
On signing Formal Contract (FC)	10,000
03 month anniversary of F.C.	15,000
06 month anniversary of F.C.	25,000
12 month anniversary of F.C.	25,000
18 month anniversary of F.C.	25,000
	100,000

At the completion of the two year option period the company will have the right to purchase 100% of the property for a total purchase price of US$ 2,000,0000 payable over two years as follows:

	US$
24 month anniversary of F.C.	500,000
36 month anniversary of F.C.	750,000
48 month anniversary of F.C.	750,000
	2,000,000

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:
By the end of the first year after signing the formal contract US $ 500,000
By the end of the second year after signing the formal contract US $ 1,500,000

The formal agreement was signed July 15, 2002

5. **Mineral Interests** (continued)

[e] Zulema Property, Chile

The company has signed a letter of agreement dated September 18, 2002 to option and then purchase 60 Exploitation Mining Concessions and eleven Exploration Mining Concessions located in the Copayapu Mining District, Sierra Piñuño, Province of Copiapó, Third Region of Atacama, Chile. The intention of the parties is sign a formal agreement with 120 days of the signing the letter of intent.

The total amount of the option/sale is US$2,000,000 and 400,000 shares of the Company (IPBX) as follows

	US$
On signing the letter of intent	20,000 (paid)
120 days from the date signing the letter of intent of formal agreement whichever is later	20,000 + 100,000 shares of IPBX
12 Months from formal agreement	60,000 + 100,000 shares of IPBX
24 Months from formal agreement	200,000 + 100,000 shares of IPBX
36 Months from formal agreement	300,000 + 100,000 shares of IPBX
48 Months from formal agreement	1,400,000
	2,000,000

In addition to the purchase price the Company will pay an annual 1% net smelter return (to a maximum of US$2,500,000) as a result of the exploitation of any of the properties subject to this agreement.

IPBX will apply for approval to issue 500,000 common shares to the Seller of the properties in the event an economic feasibility study is completed.

Under the terms of the letter agreement the company would endeavor to undertake the following cumulative work commitments:

a. Within 12 months of signing a formal agreement - US$100,000
b. Within 24 months of signing a formal agreement - US$250,000
c. Within 36 months of signing a formal agreement - US$400,000

The agreement is subject to regulatory approval of the TSX Venture Exchange

[f] Quebec, Canada – Otish Mountain Claims

The Company has entered into an agreement to purchase 50 claims located in Quebec for $30,000 cash.
The Company will retain a 100% interest in the claims but agrees to provide a 2% net profit interest to the vendors.

4. Mineral Interests (continued)

[g] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to September 30, 2002
(i) Tierra De Oro Project – Chile			
Exploration Expenditures			
Assays	$ 112,116	$ (644)	$ 111,472
Automotive	59,531	-	59,531
Camp and exploration supplies	23,370	-	23,370
Drilling	224,832	-	224,832
Equipment rental	24,348	-	24,348
Geophysical, geological and geochemical	330,954	-	330,954
Mapping	17,730	493	18,223
Office, rent, telephone and professional fees	122,039	2,287	124,326
Personnel	57,717	-	57,717
Project management	250,209	2,400	252,609
Report writing	22,865	-	22,865
Travel	71,908	-	71,908
	1,317,619	4,536	1,322,155
Acquisition Costs	375,679	21,960	397,639
Option payments	-	(30,354)	(30,354)
Net acquisition Costs	375,679	(8,394)	367,285
Total	$ 1,693,298	$ (3,858)	$ 1,689,440
(ii) San Pedro, Chile			
Exploration Expenditures			
Assays	$ 1,449	$ 450	$ 1,899
Automotive	897	-	897
Office, rent, telephone and professional fees	811	1,410	2,221
Project management	-	300	300
Travel	1,622	-	1,622
	4,779	2,160	6,939
Acquisition Costs	5,550	1,704	7,254
Total	$ 10,329	$ 3,864	$ 14,193

4. Mineral Interests (continued)

[g] Capitalized costs

	Balance December 31 2001	Expenditure During the Period	Accumulated to September 30, 2002
(iii) Sierra Pintada, Chile			
Exploration Expenditures			
Assays	$ -	$ 1,253	$ 1,253
Office, rent, telephone and professional fees	-	1,949	1,949
Project management		5,700	5,700
	-	8,902	8,902
Acquisition Costs		5,032	5,032
Total	$ -	$ 13,934	$ 13,934
(iv) Tabaco, Chile			
Exploration Expenditures			
Office, rent, telephone and professional fees	$ -	$ 2,279	$ 2,279
Project management	-	4,950	4,950
Travel	-	1,556	1,556
	-	8,785	8,785
Acquisition Costs		24,949	24,949
Total	$ -	$ 33,734	$ 33,734
(v) Zulema Property, Chile			
Acquisition Costs	$ -	$ 31,963	$ 31,963
General Exploration	$ -	$ 3,380	$ 3,380
Total costs, Chile	$ 1,703,627	$ 83,017	$ 1,786,644
(vi) Otish Mountain, Quebec, Canada			
Acquisition Costs	-	30,000	30,000
Total Costs	$ 1,703,627	$ 113,017	$ 1,818,644

5. Share Capital

Authorized:

100,000,000 Common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Warrants exercised	40,000	5,200
Issued as at June 30, 2002	17,413,406	6,429,308
Units issued	1,500,000	150,000
Issued as at September 30, 2002	18,913,406	6,579,308

(a) 40,000 shares were issued on the exercise of warrants at $.13 per share during the six months ended June 30, 2002.

(b) 1,500,000 units consisting of 1,5000,000 common shares and 1,500,000 warrants were issued during the three months ended September 30, 2002 at a price of $.10 per unit for $150,000. The warrants are exercisable at $.10 for one-year period and $.125 in the second year.

(c) 1,740,000 common shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share and exercisable up to September 11, 2004. Approval from regulatory authorities for the granting of these options was received on September 18, 2002.

(d) 2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003. 1,500,000 shares are reserved for the exercise of warrants at an exercise price of $.10 to September 11, 2003 and $.125 from September 12, 2003 to September 11, 2004.

6. Related Party Transactions

During the nine-month period:

- $17,850 was paid or payable to a director for management services.
- $10,000 was paid to a director for administrative services.

Included in accounts payable is $10,619 owing to directors for project management and administration fees.

Directors' loan of $76,050 is on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

7. Gain on Claim Expropriation

The company has received $10,000 from the British Columbia Provincial government as a settlement for the expropriation of the Olson claims formerly owned by the Company. These claims were written off in a previous period. In addition, the company will be receiving $584 for mineral taxes previously paid by the Company on the Olson Claims.

INTERNATIONAL PBX VENTURES LTD.
FOR THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the nine month period are the following:

Office and miscellaneous	$ 3,059
Foreign exchange	819
Rent	5,190
Telephone	1,135
	$ 10,202

(b) Included in investor relations for the nine month period are the following:

Advertising	$ 1,570
Consulting	30,750
Investors communications	1968
Market quotation	331
	$ 34,619

2. (a) Related party transactions during the nine month period

Exploration project management and administration fees paid or payable to a director	$ 17,850
Administration fee paid to a director	$ 10,000
Director loans to the company	$ 76,050

3. Summary of securities issued and options granted in the period

(a) 40,000 shares were issued on the exercise of warrants at $.13 per share during the six months ended June 30, 2002.

(b) 1,500,000 units consisting of 1,5000,000 common shares and 1,500,000 warrants were issued during the three months ended September 30, 2002 at a price of $.10 per unit for $150,000. The warrants are exercisable at $.10 for one-year period and $.125 in the second year.

INTERNATIONAL PBX VENTURES LTD.
FOR THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE B:

4. Summary of securities as at the end of the reporting period

(a) Authorized:

100,000,000 common shares without par value
100,000,000 Class A preference shares, $1 par value
100,000,000 Class B preference shares, $5 par value

(b) Issued: 18,913,406 common shares

(c) Shares under options

1,740,000 common shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share and exercisable up to September 11, 2004. Approval from regulatory authorities for the granting of these options was received on September 18, 2002.

(c) Warrants outstanding

2,460,000 shares are reserved for the exercise of warrants at an exercise price of $0.13 per share to October 10, 2002 and $0.15 per share to October 10, 2003.

1,500,000 shares are reserved for the exercise of warrants at an exercise price of $.10 to September 11, 2003 and $.125 from September 12, 2003 to September 11, 2004.

5. Directors and officers at the date of this report

(a) Officers

Terence Walker	President
Monika Hilson	Secretary

(b) Directors

Verna Wilson
Gary Medford
Terence Walker

INTERNATIONAL PBX VENTURES LTD.
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

International PBX Ventures Ltd. is a Junior Resource exploration company with properties in Canada and Chile.

While we have had to wait out poor market conditions we have used the time to add to our portfolio of properties . Three by acquisition and one by staking. Following is a short review of each:

PROPERTIES WHOLLY OWNED BY THE COMPANY:

TIERRA de ORO, COPIAPO, CHILE (Copper-gold-silver-cobalt)

Consisting of 20 Exploitation Concessions (4056 ha). This property has been divided into three parcels, two of which are held under option by third parties. The third, containing 7 concessions has been retained by IPBX.

SAN PEDRO, VALLENAR, CHILE (Titanium-gold-copper)

This property contains four Exploration Concessions (1000 ha). Assays from 30 representative outcrop chip samples taken from the better exposed northwestern sector range from 0.35% to 2.34% Ti02 and averaged 1.1% Ti02.

SIERRA PINTADA, VALLENAR, CHILE(Copper-gold-silver)

There are fourteen Exploration Concessions (33 00 ha) in this group. Material previously mined typically graded 3-5% Cu and l-5gpt Au from one zone and 1-5% Cu and 10-50 gpt Au from a second zone.

OTISH MOUNTAIN, QUEBEC, CANADA (Diamonds)

This 50 polygon (l2.5sq.km.) property was purchased outright in January of this year for $30,000. The vendors retained a 2% net profits interest in the claims. No exploration work has been carried out on the claims.

PROPERTIES ACQUIRED BY OPTION:

TABACO, VALLENAR, CHILE (copper-gold-silver)

Consisting of 4 Exploitation Concessions (393 ha) and 7 Exploration Concessions of 2000 ha.(the 7 Exploration Concessions are 100% owned by IPBX as they were staked

by us to protect the Exploitation Concessions acquired under option . 56 percussion holes drilled in 1966 to a maximum depth of 76 metres identified an at surface open pit mineable copper oxide resource in the order of 18 million tonnes grading 1% soluble copper to a vertical depth of 30 metres. This reserve is confined to the drilled area and covers only 750 metres of of the known 2000 metre strike of the mineralized zone. Detailed surveys of the old mine dumps by the vendors in 1990-91 proved up a resource of 25,000 tons grading 2.3% Cu with samples of the workings returning values from 2.5 – 26% Cu, 60-2500 gpt Ag and 1-25 gpt Au.

ZULEMA, COPIAPO,CHILE (Copper-gold)

This 3600 hectare property sits in the centre of a huge land package recently staked by BHP Billiton/Far West Joint Venture as one of four prime targets areas to be surveyed with BHP Billiton's proprietory Falcon System. The stated objective of the survey (Far West news release Sept.5,2002) is to explore for 10CG (Candelaria, Manto Verde etc) type deposits.

FINANCIAL

The 1,500,000 private placement announced in July has been completed and the shares and warrants issued. See item 5(b) page 12 of the financials .

Option payments totalling $30,354 Cdn. have been received from the Joint Venture Partners who hold options on the Tierra de Oro. And, subsequent to September 30,2002, a further payment of $20,584 has been received by the company. Also, subsequent to the period under discussion we have received 100,000 common shares from Aldershot Resources Ltd. These shares have a one-year hold and cannot be sold before October 21,2003.

In October the Company received $10,000 from the British Columbia Government as full settlement of the expropriation of the 2 Olson Crown Granted silver claims in the Kokanee area of B.C.

OPTIONS

In September the Company granted options to directors and employees and 1,740,000 shares at $0.10 per share have been reserved for this purpose. The options have been approved and are exercisable up until Setember 11,2004.

The board looks forward to exciting times ahead.

"Terry Walker"

President